Exhibit 3

Since the filing of its Amendment No. 1 to Schedule 13D, Crescent purchased a total of 77,682 shares of Common Stock on the dates and at the prices set forth below.

Date of purchase	Number of shares purchased	Price per share
3/1/2004	60,000	$30.450
2/27/2004	4,346	$30.446
2/26/2004	10,400	$30.500
2/25/2004	367	$30.500
2/24/2004	2,569	$30.500